MAIL STOP 3561


      	February 10, 2006

Mr. Bruce Lederman
HD Partners Acquisition Corporation
2601 Ocean Park Blvd. Suite 320
Santa Monica, CA 90405

      Re:	HD Partners Acquisition Corporation
      Amendment No. 1 to Registration Statement on Form S-1
   File No. 333-130531
		Amendment Filed January 24, 2006

Dear Mr. Lederman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue prior comment three from our letter dated January
18,
2006. We continue to note the disclosure that you will be required to convert to cash up to 19.99% of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert and the business combination still go forward.



Risk Factors, page 9
2. We reissue prior comment 11 from our letter dated January 18, 2006. It appears that management may obtain employment or consulting agreements at the same time as the business combination. Discuss the potential compensation of members of management that may occur following a business combination and the conflicts of interest that may arise from negotiating the employment or consulting arrangements at the same time as the negotiations for the business merger agreement. State whether this will be a term of the business combination agreement. This should be discussed in greater detail.
Add disclosure in the business section and in the conflicts of interest section.
3. Please revise the subheading to risk factor 13 to clarify that you may seek a business combination with a business affiliated with existing stockholders. We also reissue prior comment 13 from our letter dated January 18, 2006. We continue to note the disclosure that you may seek a business combination with an entity that is affiliated with existing stockholders. Please name any affiliated companies that may be considered in seeking a business combination.
Disclose those circumstances that may result in the company seeking a business combination with an affiliated entity. Given the detailed knowledge of management of affiliated companies, it would appear management would be aware of any interest in affecting a business combination with an affiliated entity. We may have further comment.

Proposed Business, page 33
4. We partially reissue prior comment 17 from our letter dated January 18, 2006. Please disclose whether management has made any investigations into the industry and/or businesses in the industry.
5. We continue to note the statement that you may seek to consummate a business combination with a company that is financially unstable or in the early stages of development or growth. Clarify whether you will specifically target these types of companies. If so, please revise the prospectus to discuss the additional risks and uncertainties associated with these types of businesses.










Certain Relationships and Related Transactions, page 52
6. We note that you response to our prior comment 26 indicates that the Warrant Purchase Agreement between your officers and your underwriter is intended to comply with the requirements for a Rule 10b5-1(c) plan. However, we also note that Morgan Joseph has been granted the right to have a representative at board meetings. Please provide a detailed analysis as to how this plan will comply with Rule
10b5-1.  We may have further comment.

Exhibits
7. We note the following language from Article Six of your Amended and restated Articles of Incorporation: "The following provisions
(A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any `Business Combination,` and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis despite any proposed limitations to so amend; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Financial Statements

Note 2 - Proposed Public Offering, page F-8
8. In response to prior comment 35, you state you used an expected life of four years because the option is not exercisable for a period of at least one year from the date of the offering. Please explain your basis for excluding the one year vesting period. Please note analogous guidance on the expected term of employee share options and similar instruments included in paragraph A28(a) of SFAS 123R. This guidance, carried over from paragraph 280(a) of SFAS 123 states an option`s expected term must at least include the vesting period. In general, we believe this concept applies to options issued to third parties and, in this case, it appears the option issued to the underwriter should be valued considering an expected life equal to the full contractual term, five years.



9. In your response to our previous comment 36, we note that 23 of the 27 companies on the list in Exhibit A have market capitalizations in the billions. Please explain why you believe the volatility on a diversified index of companies with market capitalizations in the billions provides a reasonable estimate of your company`s volatility.
Tell us whether you considered developing an estimate based on a basket of companies in your industry with relatively similar market capitalizations.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Jody Samuels
	Fax: (212) 370-7889




Mr. Bruce Lederman
HD Partners Acquisition Corp.
February 10, 2006
p. 1